SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


Filed by the Registrant  [   ]

Filed by a Party other than the Registrant  [ x ]

Check the appropriate box:

[ x ]  Preliminary Proxy Statement

[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)

[   ]  Definitive Proxy Statement

[   ]  Definitive Additional Materials

[   ]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S)
240.14a-12


                    CVS/CAREMARK CORPORATION
----------------------------------------------------------------
        (Name of Registrant as Specified in Its Charter)


        AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND
----------------------------------------------------------------
           (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ X ]  No fee required

[   ]  Fee computed on table below per Exchange Act Rules 14a-
6(I)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies:________________________________________________________

     (2) Aggregate number of securities to which transaction applies:________________________________________________________

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):________________________________________________

     (4)  Proposed maximum aggregate value of transaction:______

     (5)  Total fee paid:_______________________________________

[   ]  Fee paid previously with preliminary materials.

[   ]  Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount previously paid:_______________________________

     (2)  Form, Schedule or Registration Statement No.:_________

     (3)  Filing Party:_________________________________________

     (4)  Date Filed:___________________________________________

(AMALGAMATED BANK LOGO)





                         PROXY STATEMENT
                                OF
       AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND
                        IN CONNECTION WITH
               A SHAREHOLDER SOLICITATION REGARDING


        A PROPOSED CORPORATE POLICY ON OPTIONS BACKDATING



                                      April _, 2007


          Amalgamated Bank LongView Collective Investment Fund (the "Fund") furnishes this Proxy Statement in connection with the solicitation of proxies for use at the Annual Meeting (the "Annual Meeting") of shareholders of CVS/Caremark Corporation ("CVS" or the "Company" unless the context indicates otherwise) to be held at 11 A.M. on Wednesday, May 9, 2007, at One CVS Drive, Woonsocket, Rhode Island 02895, or at any postponement or rescheduling thereof. Copies of the Proxy Statement and form of proxy are being mailed by the Fund to shareholders on or about April __, 2007.

          The Fund may be deemed to be a participant in this solicitation, and it holds 0.0354% of the common stock and 0.0349% of the overall voting power (see SOLICITATION and VOTING
RIGHTS below).

Revised Preliminary Proxy Materials

Dear Fellow CVS/Caremark Shareholder:

          Amalgamated Bank LongView Collective Investment Fund, an S&P 500 index fund that is a long-term investor in CVS/Caremark Corporation, seeks your support for a shareholder proposal asking our company to adopt a strong policy against options backdating (the "Options Backdating Proposal" or the "Fund's Proposal").

          Backdating generally consists of selecting or recording a grant date for options that occurred before the grant was actually determined. This allows the holder of the option to enjoy the advantage of the stock price being lower on the earlier date than on the date the option is actually awarded.

          Backdating can thus have the effect of rendering stock options "in the money" on the date the grant was determined, whereas the more traditional practice is to award options at the price in effect on the date the option is actually awarded.

          Backdating can have significant tax and economic consequences for a company, whose financial results may have to be restated. There is also a risk of reputational damage to companies and their executives who are alleged to have engaged in backdating.

          How does this affect CVS?

          In March 2007 CVS shareholders approved a proposal in which CVS acquired Caremark Rx, Inc. ("Caremark"). Caremark shareholders also approved the transaction, the merger has been consummated, and the merged company is known as CVS/Caremark Corporation.

          The merger was approved, however, at a time when Caremark was one of more than 100 companies being investigated by the Department of Justice, the Securities and Exchange Commission ("SEC") or both agencies in connection with possible options backdating. Caremark acknowledged the receipt of a grand jury subpoena in a press release issued on May 18, 2006, at which time Caremark also announced the receipt of a letter of informal inquiry from the SEC. The investigations remain open as of this date. Also pending in Tennessee state court is a lawsuit filed by investors alleging unlawful backdating by Caremark executives and its board of directors.

          An analysis of Caremark's option grant practices indicates that as early as 1995 and as late as 2005, Caremark granted options on dates when the stock price was at or close to its lowest price point that month, quarter or year. Thus, on March 1, 2005, Caremark granted 750,000 options to CEO Edwin M. Crawford and 500,000 options to three other Caremark executives at a time when the share price was at its lowest point that year; the stock then proceeded to rise and closed 35% higher by the end of that year. Further details are provided in the Supporting Statement that accompanies the Fund's shareholder proposal. As a result of the merger, Mr. Crawford is now the chairman of the combined CVS/Caremark Corporation.

Revised Preliminary Proxy Materials 1

          Even though the Justice and SEC investigations were announced in May 2006, and even though the proposed merger was announced in November 2006, neither CVS nor Caremark provided any details regarding the alleged backdating prior to the merger votes. In January 2007 Caremark did state that an internal investigation by Caremark had found no evidence of backdating by Caremark executives or the board. Caremark declined to make public any reports generated during that investigation, however, and the governmental investigations remain open. CVS apparently conducted no separate investigation of the matter. According to its February 27, 2007 Form 10-K, CVS was "informed" by Caremark of Caremark's belief that allegations of unlawful backdating "lack merit." CVS stated its agreement with that view, but provided no details.

          In our view, it is not a sound governance practice for a company to seek approval of a merger while allegations of backdating remain unanswered. A company that acquires another company that is the subject of federal investigations may inherit liabilities associated with the conduct being investigated. In our view, it would have been desirable if CVS had conducted its own independent investigation before seeking approval of the Caremark acquisition and then placed all the facts before its shareholders.

          Although the Caremark merger has now been completed, we believe that it is still important for CVS to adopt a policy designed to prevent backdating from occurring in the first place, as well as a policy that would require an investigation by an independent committee of CVS directors should serious allegations of backdating arise. We believe that CVS should complement such a policy with a requirement that if backdating practices are found to have occurred, the board of directors shall request the resignation of any executive or director who is found to have accepted backdated options as compensation or to have approved an award to others of such backdated options. We also believe that CVS should apprise shareholders of the details of any such independent investigation.

          The Fund's Proposal is a non-binding recommendation that urges adoption f a policy designed to prevent backdating, as well as the appointment of an independent board committee to investigate allegations involving Caremark. It appears that in urging shareholders to approve the Caremark acquisition, CVS relied upon Caremark's internal investigation. CVS had not released the results of any separate investigation that it may have conducted on this issue. We believe that it is important for the CVS board to conduct its own review of these allegations. We also believe that it is important for CVS to make public its findings with respect to the Caremark allegations, as a means of advising shareholders whether there is cause for concern or liability here. (We note that UnitedHealth Group, another company whose executives were charged with backdating, disclosed the report prepared by the board's outside counsel that was retained to investigate backdating allegations at that company.)

          On March 7, 2007, after the Fund had advised CVS of its intent to offer the Fund's Proposal at the CVS Annual Meeting, the CVS board of directors adopted a policy on options backdating that in our view falls far short of the policy being recommended here. In addition, it makes no commitment that the board will conduct an independent investigation of any backdating allegations, will seek the resignation of executives or directors

Revised Preliminary Proxy Materials 2
found to have engaged in or to have approved backdating, and will make the results of any investigation available to shareholders. A more detailed comparison of the Fund's proposal and CVS's recently adopted policy appears in the Supporting Statement accompanying the Fund's Proposal.

          The Fund's Proposal is not binding on the board of directors, and the CVS board is not obliged to implement the Fund's Proposal, even if it should be approved by CVS shareholders at the annual meeting. Implementation of the policy recommended in the Fund's Options Backdating Proposal will require an affirmative vote of the CVS board of directors.

          The Fund urges you to vote FOR the proposal discussed below.

          PLEASE SIGN, DATE AND RETURN TODAY THE ENCLOSED BLUE
PROXY CARD TO:

          Amalgamated Bank LongView Collective Investment Fund
          P.O. Box 65305
          Washington, D.C.   20035


                          VOTING RIGHTS

          The Company's board of directors has fixed the close of business on March 30, 2007 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Stockholders entitled to vote are those who owned CVS common stock or Series One ESOP convertible preference stock (referred to throughout this proxy statement as the "ESOP preference stock") at the close of business on the record date.

          As of the record date, there were 1,528,450,098 shares of common stock and 3,946,056 shares of ESOP preference stock outstanding. All ESOP preference stock is held by the Bank of New York, as Trustee under the 401(k) Plan and the Employee Stock Ownership Plan of CVS/Caremark Corporation and Affiliated Companies (the "Plan"). The Plan consists of both a 401(k) Plan (the "401(k)") and an Employee Stock Ownership Plan (the "ESOP").

          Each share of CVS/Caremark common stock that you own entitles you to one vote. Each share of ESOP preference stock is entitled to the number of votes equal to the number of shares of common stock into which the share of ESOP preference stock could be converted on the record date, rounded up to the next tenth of a share (currently 4.6 votes). The ESOP preference stock is entitled to vote on all matters submitted to a vote of holders of common stock, voting with the common stock as a single class. Each participant in the ESOP instructs the Trustee of the ESOP how to vote his or her shares. As to unallocated shares and shares with respect to which the Trustee receives no timely voting instructions, the Trustee, pursuant to the ESOP Trust Agreement, votes these shares in the same proportion as it votes all the shares as to which it has received timely voting instructions.

Revised Preliminary Proxy Materials 3

                   OPTIONS BACKDATING PROPOSAL
                 (ITEM 1 ON THE BLUE PROXY CARD)

          The Fund urges the shareholders of CVS/Caremark
Corporation to adopt the following proposal, which is accompanied by the Fund's Supporting Statement:

          "RESOLVED: That the shareholders of CVS/Caremark
Corporation ("CVS") hereby urge the Board of Directors to adopt the following policy regarding backdating of stock options:

          "1. Stock options shall be granted to executives and members of the Board of Directors at an exercise price equal to the closing price of the underlying stock on the date that the option is granted (the "grant date"), with grant dates in a given fiscal year to be established and disclosed in advance.

          "2. In hiring executives after a fiscal year has begun, the Board may select another grant date, provided that any such grant date is not coordinated with the release of material non-public information that has been or will be disclosed within 30 days on either side of any such grant date.

          "3. If options are granted below the exercise price on the grant date, the exercise price of unexercised options shall be increased to the closing price on the grant date; with respect to any exercised options, the affected executive or director shall compensate CVS for the value of any benefit that was received by using a grant date other than the actual grant date.

          "4. The Board of Directors shall appoint a committee of independent directors to investigate any allegations of stock option backdating at CVS or at any company that may have been acquired by or merged into CVS.

          "5. The Board of Directors shall make available to CVS shareholders the report of any committee of independent directors and of any legal counsel retained by such a committee in its investigation of allegations of options backdating.

          "6. The Board of Directors shall request the resignation of any executive or director who is found to have accepted backdated options as compensation or to have approved the acceptance by others of such backdated options.

          "7. To the extent not previously implemented, it is intended that paragraphs 4 and 5 of this policy shall apply with respect to allegations of possible stock option backdating at Caremark Rx, Inc. between 1997 and 2005. It is also intended that paragraph 6 of this policy shall apply to any executives or directors of Caremark Rx, Inc. who may be found to have accepted backdated options or to have approved the acceptance of backdated options by others."

Revised Preliminary Proxy Materials 4

                       SUPPORTING STATEMENT

          Prior to its merger into CVS, Caremark was one of more than 100 companies being investigated by federal agencies for backdating executive stock options. The Caremark investigations are continuing.

          Backdating often consists of selecting or recording a grant date that occurred before the grant was actually determined, in order to take advantage of the stock price on the earlier date being lower than on the determination date. Related practices include "springloading" or "bullet dodging," in which a company coordinates a grant date with the release of material non-public information that could have a positive or negative impact on the stock price.

           Backdating can have the result of rendering options
"in the money" on the date of the grant. If discovered, backdating can have significant tax and economic consequences for a company, whose results may have to be restated.

          In our view, corporate efforts to game the timing of options can distort a core purpose of options, which is to motivate executives to improve long-term performance for the benefit of all shareholders. We thus deem it important for CVS to adopt a policy that standard stock options shall be awarded "at the money," using grant dates for a given fiscal year that are selected and disclosed in advance, E.G., 45 days after the end of the fiscal year.

          The proposed policy would provide flexibility when hiring outside executives. It would also require executives who profit from backdating to pay the differential between the exercise price on the grant date and the purported grant date. This policy would not affect awards of options that tie the exercise price to future performance levels (E.G., premium-priced options).

          In our view, managers' interests cannot be aligned with shareholders' interests if managers are allowed to benefit in ways that shareholders cannot.

          We are concerned by the ongoing federal investigations of backdating practices at Caremark. In addition, the Company remains the target of shareholder litigation in Tennessee state court. In our view, the publicly available information regarding Caremark option grants offers grounds for concern.

          On a number of occasions between 1995 and 2005, the Caremark board of directors made option grants to executives and directors on dates where the share price was at or close to its lowest level during the pertinent month, quarter or year and shortly before the price began to rise, sometimes significantly./1/
__________
          /1/ Charts setting forth the price movements with respect to each of these grant dates appears in an amended complaint filed on November 8, 2006 in IN RE CAREMARK RX, INC. DERIVATIVE LITIGATION, No. 3:06-CV-535 in the United States District Court for the Middle District of Tennessee. That document is available using the PACER court system (http://pacer.psc.uscourts.gov) at the federal court's website (continued on next page)

Revised Preliminary Proxy Materials 5

          - Option grants were made at the lowest price in a given month on July 24, 1996, April 10, 1996 and September 5,
1996.

          - On November 21, 1995, the Caremark board awarded 750,000 option grants on a date when the stock price was at its lowest point that quarter. Approximately 2,000,000 options were awarded on January 31, 1997 on the date when the stock price was at its lowest that quarter as well. Another 300,000 shares were awarded on April 8, 1999 when the stock price was at a five-month low; the stock price doubled within the next three months.

          - On March 8, 2000 Caremark awarded 3,875,000 options to CEO Edwin M. Crawford at a point near the share's low point that quarter. The stock then doubled by the end of the year.

          - On March 1, 2005, Caremark granted 750,000 shares to Mr. Crawford and 500,000 shares to Edward L. Hardin, Jr. (the general counsel and a director), Howard A. McLure (then the chief financial officer) and Rudy Mladenovic (an executive vice president) on a date when the stock was at a low that year of $37.92. The stock price began rising and closed the year above $51, a 35% gain.

          Because the federal investigations are ongoing, we as shareholders are unaware as to whether the cited patterns constitute unlawful backdating. Nonetheless, we believe that the allegations are sufficiently serious as to warrant adoption of the Fund's Proposal which (if adopted by the board) would:
          - provide clear guidelines for when options should be granted by requiring the board of directors to announce grant dates before the fiscal year starts, with a clear definition of the price to be used on the grant date,
           - give the board flexibility in setting grant dates for newly hired executives from outside the company,
          - require an independent investigation by the board of directors when backdating is alleged, with the results of that investigation to be revealed to shareholders, and
          - have the board request the resignation of any executives or directors involved in backdating.

         The Fund's Proposal, if adopted by the CVS board of directors, would apply the policy recommended by that Proposal to events occurring at Caremark.

_________
(continued from previous page)
(www.tnmd.uscourts.gov). That case was voluntarily dismissed on March 2, 2007 owing to the pendency of parallel proceedings in IN
RE: CAREMARK RX, INC. STOCK OPTION LITIGATION in the Circuit Court for Davidson County, Tennessee. We cite the papers in the federal case docket because they are more readily available to shareholders online. The various suits dealing with options backing allegations are summarized in CVS's Form 10-K (filed February 27, 2007) at pp. 13-14.

Revised Preliminary Proxy Materials 6

          As noted above, the Fund's Proposal is a
recommendation and not a binding proposal.   Even if adopted by
CVS shareholders, the Fund's Proposal will not be implemented unless the CVS board of directors separately votes to adopt the recommended policy.

          We are aware that on March 7, 2007 the CVS board of directors adopted a Policy on Stock Option Grants (the "Company Options Policy") to apply to all options granted to executives and directors after that date. In our view, the Company Options Policy falls short of the approach advocated by the Fund and is not a reason to vote against the Fund's Proposal.

          The Company's Option policy states:

          "1. Stock options shall be granted to executives and members of the Board of Directors at an exercise price equal to the closing price of the underlying stock on the date that the option is granted (the "grant date"), with grant dates in a given fiscal year to be established generally based on the Company's customary and normal grant cycle. Where a grant to an existing employee is outside the annual grant cycle, the grant date will not be coordinated with the release of material non-public information that has been or will be disclosed within 30 days on either side of any such grant date.

          "2. In hiring an executive after a fiscal year has begun, the grant date will be the later of the hire date and the date the Management Planning and Development Committee approves the award.

          "3. If options are granted below the closing price on the grant date, the exercise price of unexercised options shall be increased to the closing price on the grant date; with respect to any exercised options, the affected executive or director shall compensate CVS for the value of any benefit that was received by using a date other than the actual grant date for determining the exercise price.

          "4. The Management Planning and Development Committee will be responsible for oversight of this policy on stock option grants."

          The Fund regards the Company's Options Statement as inadequate because it:
          - merely requires grant dates to be "established generally based on the Company's customary and normal grant cycle," rather than before the fiscal year begins;
          - allows grants to existing employees outside the annual grant cycle, although not in a manner that is coordinated to the release of material non-public information;
          - contains no limitation on coordinating option grants and the release of material non-public information when making option grants to new hires;
          - does not commit the board of directors to an independent investigation of backdating allegations, release of the results of any such investigation to shareholders, or requesting the resignation of executives or directors found to have engaged in backdating.

Revised Preliminary Proxy Materials 7

          The Fund believes that CVS shareholders deserve a stronger statement from management and the board of directors that options backdating will not be tolerated. The Fund thus urges you to vote FOR the Fund's Proposal by marking, signing and dating the enclosed proxy card and returning it to us.


                       VOTING PROCEDURES

          The Fund's Options Backdating Proposal appears as
Item 1 on the enclosed BLUE proxy card. In addition, the Company's proxy card includes the Fund's Options Backdating Proposal as Item 9. Thus, if you wish to vote on the Options Backdating Proposal (either For, Against or Abstain), you may vote on the BLUE proxy card that accompanies this proxy statement, or you may vote on Item 9 on the Company's proxy card, which contains all matters known by the Company to be coming
before the annual meeting.   If you vote on the BLUE proxy card,
however, you will able to vote only on the Fund's Option Backdating Proposal and not on any other matters that may come before the annual meeting.

          Subject to the limitations in the foregoing paragraph, if you have already returned a proxy to the Company using the Company's proxy card, you can still cast your vote for the Options Backdating Proposal by signing and returning the enclosed BLUE proxy card. See also the discussion in REVOCATION RIGHTS below.

         The presence, in person or by proxy, at the meeting of the holders of shares representing a majority of the votes of the common stock and the ESOP preference entitled to vote constitutes a quorum. Under applicable Delaware law, abstentions and broker non-votes (I.E., shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter, has received no instructions from the persons entitled to vote such shares and has appropriately advised the Company that it lacks voting authority) are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

          Each director is elected by a majority of the votes cast with respect to that director's election (at a meeting for the election of directors at which a quorum is present) by the holders of shares of common stock and ESOP preference stock present in person or by

Revised Preliminary Proxy Materials 8
proxy at the meeting and entitled to vote, voting as a single class. A "majority of votes cast" means that the number of votes cast "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Votes "against" a director's election will count as a vote, but "abstentions and "broker non-votes" will not count as a vote with respect to that director's election.

          For all other proposals, including the Fund's
Options Backdating Proposal, approval is by affirmative vote (at a meeting at which a quorum is present) of a majority of the votes represented by the shares of common stock and the ESOP preference stock present at the meeting in person and by proxy and entitled to vote, voting as a single class. Abstentions are counted and have the effect of a vote against.

          Under current New York Stock Exchange rules, if your broker holds your share in its name, your broker is permitted to vote your shares of Item 1 on the Company's proxy card (Election of Directors), Item 2 on the Company's proxy card (Ratification of Auditors) and Item 4 on the Company's proxy card (2007 Incentive Plan) even if your broker does not have voting instructions from you. With respect to the other proposals, including the Fund's Options Backdating Proposal (Item 9 on the Company's proxy card and Item 1 on the Fund's BLUE proxy card), broker non-votes are not counted except for quorum purposes.

          Unless otherwise directed on the enclosed BLUE proxy card, as more fully described below, the Fund will vote FOR the Options Backdating Proposal (Item 1 on the BLUE proxy card) described herein.

          The accompanying BLUE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on the card. You may vote FOR or AGAINST the Options Backdating
Proposal, or you may ABSTAIN from voting on the Options
Backdating Proposal.

Revised Preliminary Proxy Materials 9

          IF YOU SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY
CARD WITHOUT ANY MARKING, YOU WILL BE DEEMED TO HAVE GIVEN A
DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD
FOR THE OPTIONS BACKDATING PROPOSAL (ITEM 1 HEREIN).


                        REVOCATION RIGHTS

          You may revoke a proxy vote any time before the tally by (1) executing a later proxy card, (2) appearing at the meeting to vote, or (3) delivering to the proxy holder or to the Company's secretary written notice of revocation prior to the date of the meeting. The Company's secretary is Zenon Lankowsky, and CVS's offices are located at One CVS Drive, Woonsocket, Rhode Island 02895, telephone (401) 765-1500. See VOTING PROCEDURES above.

          The Fund will keep the content of all cards it receives confidential from everyone except those working directly with us and our staff until the annual meeting, at which time our cards must be presented to the company's tabulator in order to be counted.


                          SOLICITATION

          The participants in this solicitation are the Amalgamated Bank LongView Collective Investment Fund and
Amalgamated Bank, both of 275 Seventh Avenue, New York, NY 10001, and Amalgamated Bank staff, including Julie Gozan and Christopher
Smith, who own no shares of CVS stock.

          Amalgamated Bank is a commercial bank chartered by the State of New York in 1923. Amalgamated Bank LongView Collective Investment Fund is a tax exempt, non-registered index fund provided to investors by the Amalgamated Bank, and it owns 541,148 shares of CVS common stock, representing 0.0354% of CVS common stock and 0.0349% of the overall voting power.

          Proxies will be sought by mail, facsimile, telephone, e-mail and personal interview. Amalgamated Bank will bear the cost of this solicitation. The Fund will not seek reimbursement from the Company for the costs of the solicitation.

Revised Preliminary Proxy Materials 10

          The Fund intends to deliver a proxy statement and form of proxy to holders of at least the percentage of CVS voting shares that would be required to carry the proposal.


                      CERTAIN RELATIONSHIPS

          Amalgamated Bank is owned by UNITE HERE, which is a labor union. UNITE HERE does not have a collective bargaining relationship with any CVS employees, nor does it have any pending labor-related discussions with CVS. UNITE HERE is an affiliate of Change to Win, a national federation of seven trade unions representing a total of six million employees in service sector industries. The CtW Investment Group (the "Investment Group"), which is affiliated with Change to Win, provides research and assistance in support of shareholder advocacy and corporate governance initiatives. In February 2007, the Investment Group recommended that shareholders vote against the proposed acquisition of Caremark by CVS, arguing that the Caremark board did not seek maximum value for shareholders and did not negotiate with Express Scripts, Inc., which advanced a competing offer. Previously, the Investment Group had urged the chairman of Caremark's audit committee to conduct an independent investigation of backdating allegations.


    RECORD DATE/SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
      OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS

          Information on these subjects appears in the Company's proxy statement.


             SHAREHOLDER PROPOSALS FOR 2008 MEETING

     Proposals from shareholders that are submitted for inclusion in the Company's proxy materials must be received by the Company by November 30, 2007. Any such stockholder proposals must be sent to the CVS Corporate Secretary at CVS' executive offices at One CVS Drive, Woonsocket, Rhode Island 02895.

          If a shareholder would like to present business at an annual meeting of stockholders that is not included in the Company's proxy statement, the shareholder must provide notice to the Company as provided in its amended by-laws. Such notice must be addressed to the Corporate Secretary of the Company and must arrive at the Company in a timely manner, generally between 60 and 90 days prior to the anniversary of the last annual meeting, which would be between February 9 and March 10, 2008. Under the Company's by-laws, any shareholder notice for presenting business at a meeting must include, among other things (1) the name and address, as they appear in the Company's books, of the shareholder giving the notice, (2) the class and number of shares of the Company that are beneficially owned by the shareholder,
(3) a brief description of the business to be brought before the meeting and the reason for conducting such business at the meeting and (4) any material interest of the shareholder in such business.


         PLEASE VOTE FOR THE OPTIONS BACKDATING PROPOSAL.

Revised Preliminary Proxy Materials 11

                                      Sincerely,



                                       Amalgamated Bank LongView
                                       Collective Investment Fund




               For Further Information Please Call
       Amalgamated Bank LongView Collective Investment Fund
                    Collect at (202) 721-0768

Revised Preliminary Proxy Materials 12

                     CVS/CAREMARK CORPORATION
               2007 ANNUAL MEETING OF SHAREHOLDERS

                   THIS PROXY IS SOLICITED BY
       AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND.
           THIS PROXY IS NOT BEING SOLICITED ON BEHALF
                  OF THE CVS/CAREMARK BOARD OF DIRECTORS.

The undersigned shareholder of CVS/Caremark Corporation ("CVS") hereby appoints each of Julie Gozan and Christopher Smith, with full power of substitution, to vote, as indicated on all matters referred to on the reverse side of this card and described in the proxy statement, all shares of common stock of CVS/Caremark Corporation which the undersigned would be entitled to vote if present at the Annual Meeting and at any adjournments or postponements thereof.

ADDITIONAL VOTING INSTRUCTIONS FOR CERTAIN CVS/CAREMARK
EMPLOYEES: To the extent the undersigned is a participant in the 401(k) Plan and Employee Stock Ownership Plan of CVS/Caremark Corporation and Affiliated Companies (the "Plan"), the undersigned hereby instructs The Bank of New York, as trustee under the Plan, to vote as indicated on the reverse side, all shares of Series One Convertible ESOP Preference Stock and all shares of CVS common stock held in the Plan, as to which the undersigned would be entitled to give voting instructions if present at the Meeting. Shares for which voting instructions are not properly completed or signed, or received in a timely manner, will be voted in the same proportion as those shares for which voting instructions were properly completed and signed and received in a timely manner, so long as such vote is in accordance with the provisions of the Employment Retirement Income Security Act of 1974, as amended.

The undersigned hereby ratifies and confirms all that each of the proxies and/or The Bank of New York may lawfully do in the premises, and hereby revokes all proxies (or voting instructions in the case of Plan shares) previously given by the undersigned to vote at the Meeting and at any adjournments or postponements thereof. The undersigned acknowledges receipt of the notice of and the proxy statement for the Meeting.

AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND RECOMMENDS A
VOTE "FOR" ITEM 1 DESCRIBED ON THE REVERSE SIDE OF THIS CARD.

TO VOTE IN ACCORDANCE WITH THIS RECOMMENDATION, JUST SIGN ON THE REVERSE SIDE. NO BOXES NEED TO BE MARKED. IF THIS PROXY IS EXECUTED, BUT NO INSTRUCTIONS ARE GIVEN AS TO ANY ITEMS SET FORTH IN THIS PROXY, THIS PROXY WILL BE VOTED FOR THE ITEM DESCRIBED ON THE REVERSE SIDE OF THIS CARD.

 (CONTINUED   TO BE MARKED, SIGNED AND DATED ON THE REVERSE SIDE)

Revised Preliminary Proxy Statement

Item 1:   Options Backdating Proposal
          To act upon a shareholder proposal, if presented at the meeting, by Amalgamated Bank LongView
          Collective Investment Fund requesting
          the Board of Directors to adopt a policy with respect to the Company's policy for awarding equity compensation to directors and executives.

          /x/ PLEASE MARK VOTES AS IN THIS EXAMPLE.

Amalgamated Bank LongView Collective Investment Fund recommends a vote FOR Item 1 on this proxy card.

     1.  Proposal submitted by Amalgamated Bank LongView
Collective Investment Fund requesting that the board of directors adopt a policy with respect to the Company's practices in making awards of equity compensation to directors and executives.

          For /  /  Against/  /    Abstain /  /

WHERE NO VOTING INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY
THIS PROXY WILL BE VOTED FOR ITEM 1 ON THIS PROXY CARD.

This Proxy, when properly executed, will be voted in the manner marked herein by the undersigned shareholder.

(place mailing label here)



Please date and sign this proxy exactly as your name appears hereon:


Dated:________________________, 2007



____________________________    _______________________________
(Signature)                     (Signature, If held jointly)

_______________________________
(Title)

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

To vote in accordance with the recommendation of Amalgamated Bank
LongView Collective Investment Fund, just sign and date this proxy. No boxes need to be checked.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN
THE ENCLOSED ENVELOPE PROVIDED.

Revised Preliminary Proxy Materials